UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-54a
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Double Eagle Holdings, Ltd.
Address of Principal Business Office:	4500 Cameron Valley Parkway Suite 270 Charlotte, North Carolina 28211
Telephone Number:	(704) 366-5122
Name and Address of Agent for Service of Process:	M.E. Durshlag, President Double Eagle Holdings, Ltd. 4500 Cameron Valley Parkway, Suite 270 Charlotte, NC 28211
Copy to:	James A. Reskin Reskin & Associates 520 South Fourth Avenue, Suite 400 Louisville, KY 40202-2577

Check one of the following:

[X]
The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 8-A12G, filed August 18, 1997.

[ ]	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _________
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: _________

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Georgia; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Charlotte and state of North Carolina on this 4th day of April 2007.

By:	/s/ M.E. Durshlag
Name:	M.E. Durshlag
Title:	President

Attest:	/s/ M.E. Durshlag
By:	M.E. Durshlag, Secretary